United States securities and exchange commission logo





                              August 7, 2020

       Mark Kay
       Chief Executive Officer
       StrikeForce Technologies, Inc.
       1090 King Georges Post Road, Suite 603
       Edison, NJ 08837

                                                        Re: StrikeForce
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 13, 2020
                                                            File No. 024-11267

       Dear Mr. Kay:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on July 13, 2020

       Risk Factors, page 14

   1. Please add a risk factor that discusses the potential impact of your defaults on notes payable and convertible
notes payable in the aggregate amount of $3,590,000.
       Our management has broad discretion   , page 22

   2. Your statement that you intend to use the proceeds from this offering for working capital and general corporate
purposes appears to be inconsistent with your disclosure on page 28 that you intend to use
the proceeds of this offering to develop your SafeVchat product.
                                                        Please advise or
revise.
       Purchasers of our common stock   , page 22

   3. Please quantify the "other securities" that may be converted into common stock.
 Mark Kay
FirstName
StrikeForceLastNameMark     Kay
             Technologies, Inc.
Comapany
August      NameStrikeForce Technologies, Inc.
        7, 2020
August
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Risks Related to this Offering and Our Securities, page 22

4. We note that your subscription agreement contains a forum selection provision that identifies a court located within the State of Wyoming as the exclusive forum for any action arising under the subscription agreement. Please revise your subscription agreement and add risk factor disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state in the risk factor that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state in the risk factor and subscription agreement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
5. We note that Messrs. Kay Pemmaraju and Waller hold Series A preferred stock that has voting rights equal to eighty percent of the total current issued and outstanding shares of common stock. Please add risk factor disclosure that these individuals will continue to have substantial control over the company after the offering. Description of Business
Business, page 30

6.       Your statement that you    are now experiencing a continual growing
market demand
         appears to be inconsistent with the substantial decline in revenues for the period ended
         March 31, 2020. Please advise or revise. If material, discuss the impact of COVID-19 on your business and results of operations.
7. Please disclose the basis for your belief that Cyber Safety will exercise its option to purchase GuardedID. Also, clarify what intellectual property rights the Company will retain, if any, in the event Cyber Safety exercises the option and how such an acquisition
         would affect the Company   s ongoing patent enforcement litigation.
Please also disclose
         that you did not recognize any revenue from the license agreement with Cyber Safety for the period ended March 31, 2020.
8. We note that two of your customers accounted for 65% and 12% of your revenues for the three months ended March 31, 2020. Please identify these customers and disclose the material terms of your agreements with them including the term and any termination provisions. Refer to Item 7.a.2. of Part II of Form 1-A. Also, please file the agreement with the customer that accounts for 65% of your revenue as an exhibit to your offering circular as required by Item 17.6(b)(ii) of Part III of Form 1-A. Reverse Stock Split and Changes in Authorized Shares, page 30

9.       We note you completed a 1:500 reverse stock split of the Company's issued and
         outstanding shares of common stock Effective June 25, 2020. Please revise all financial
 Mark Kay
FirstName
StrikeForceLastNameMark     Kay
             Technologies, Inc.
Comapany
August      NameStrikeForce Technologies, Inc.
        7, 2020
August
Page  3 7, 2020 Page 3
FirstName LastName
         statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and
         SAB Topic 4C. In this regard, also have your independent auditor revise its report on page F-1 to reference the stock split and dual-date its opinion in accordance with AICPA
         AU-C Section 560.A11. In addition, we note you disclosed such stock
split as    a 1:500
         reverse stock split    on page 30, 46, F-6, F-8, and F-15. Please
revise your disclosure to
            500:1 Reverse Stock Split   , so the Reverse Stock Split
disclosures are consistent with
         such disclosure on page 61 and F-35.
BlockSafe Technologies, Inc., page 40

10. You disclose that BlockSafe Technologies, Inc. agreed to issue tokens to several unrelated parties under the terms of unsecured promissory notes. Please disclose the steps you have taken in your exploration efforts and whether, and if so how, you intend to use the funds you have received from investors pursuant to the promissory notes for these efforts.
         Disclose whether you expect you will need additional funds for your exploration efforts.
         Please also disclose whether your failure to develop or issue these tokens as of June 30,
         2020 constitutes an event of default under the promissory notes and disclose any risks associated with such defaults.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 45

11. Please disclose the minimum funding required remaining in business for at least the next
         12 months. Please refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC
         501.03.a and Section IV of Interpretive Release No. 33-8350 for additional guidance.
Interests of Management and Others in Certain Transactions, page 58

12. Please file the convertible notes and promissory notes as exhibits to your offering circular. Refer to Item 17.6(b)(i) of Part III of Form 1-A.
Notes to the Consolidated Financial Statements
Basis of presentation and principles of consolidation, page F-21

13.      Please provide a detailed analysis explaining why consolidating
BlockSafe is
         appropriate since it is not majority-owned. We refer you to ASC 810-10-15-3.
Revenue Recognition, page F-21

14.      We note you disclosed:    [t]he Company   s revenue consists of
revenue from sales and
         support of our software products. Revenue primarily consists of sales of software licenses
         of our ProtectID  , GuardedID   and MobileTrust   products. We
recognize revenue
         from these arrangements ratably over the contractual service period. Please expand your disclosure to address the following. As part of your response, please refer to the authoritative guidance that supports your accounting.
             Please provide the terms of these software licenses arrangements, including the
 Mark Kay
StrikeForce Technologies, Inc.
August 7, 2020
Page 4
           duration of these arrangements;
             Please disclose whether your sale of software revenues line item includes revenues from perpetual and term- based licenses. In addition, please include when and how
           you recognize the related revenue (i.e.    at a point in time    or
  over time   );
             When you state that you recognize revenue from these arrangements ratably over the contractual service period, please clarify whether you recognize software license and maintenance revenue ratably over the term of the license and maintenance arrangements. To the extent that the software license and maintenance services are accounted for as one performance obligation, explain further the factors considered in determining that they are not both distinct and separable.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Kay
                                                             Division of
Corporation Finance
Comapany NameStrikeForce Technologies, Inc.
                                                             Office of
Technology
August 7, 2020 Page 4
cc:       Joseph I. Emas
FirstName LastName